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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Capella Education Company
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
139594 10 5
(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV V, L.P. See item 2 for identification of the General Partner 32-0103806

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,922,294 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,922,294 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,922,294 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A)	Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: TCV Member Fund, L.P. See item 2 for identification of the General Partner 90-0146767

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		36,387 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		36,387 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,387 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(A)	Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members 32-0103803

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,958,681 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,958,681 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,958,681 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(A)	Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS JR.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,958,681 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,958,681 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,958,681 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,958,681 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,958,681 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,958,681 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,958,681 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,958,681 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,958,681 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: JOHN L. DREW

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,958,681 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,958,681 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,958,681 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: WILLIAM J. G. GRIFFITH IV

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,958,681 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,958,681 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,958,681 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Please see Item 5.

CUSIP No.

1	NAMES OF REPORTING PERSONS: HENRY J. FEINBERG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,958,681 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES OF COMMON STOCK

WITH	10	SHARED DISPOSITIVE POWER:

1,958,681 SHARES OF COMMON STOCK (A)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,958,681 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(A)	Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of Capella Education Company., a Minnesota corporation (“Capella” or the “Company”). The Company’s principal executive offices are located at 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.
ITEM 2. IDENTITY AND BACKGROUND.
(a)-(c), (f). This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Delaware limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) Jon Q. Reynolds Jr. (“Mr. Reynolds”), (5) Richard H. Kimball (“Mr. Kimball”), (6) Jay C. Hoag (“Mr. Hoag”), (7) John L. Drew (“Mr. Drew”), (8) William J. G. Griffith IV (“Mr. Griffith”), and (9) Henry J. Feinberg (“Mr. Feinberg”) (Mr. Reynolds, Mr. Kimball, Mr. Hoag, Mr. Drew, Mr. Griffith and Mr. Feinberg are collectively referred to as the “Members”). TCV V, Member Fund, Management V and the Members are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV V, Member Fund and Management V are each principally engaged in the business of investing in securities of privately and publicly held companies. Management V is the sole general partner of TCV V and a general partner of the Member Fund. The address of the principal business and office of each of TCV V, Member Fund and Management V is 528 Ramona Street, Palo Alto, California 94301.
Each of the Members is a Class A member of Management V, the Members are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each Member is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV V, Member Fund, Management V or the Members has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Pursuant to the terms of a Purchase Agreement dated December 8, 2004, by and among Forstmann Little & Co. Equity Partnership — VI, L.P. (“Equity VI”), Forstmann Little & Co. Equity Partnership — VII, L.P. (“Equity VII”), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (“MBO VIII”), on the one hand, and TCV V and Member Fund (collectively, the “TCV Funds”), on the other hand, TCV V and Member Fund purchased 1,318,932 and 24,913 shares of Series E Preferred Stock (“E Shares”), respectively, at a purchase price of $20.8273 per share for an aggregate purchase price of $27,988,662.96 from Equity VI; 226,363 and 4,276 shares of Series G Preferred Stock (“G Shares”), respectively, at a purchase price of $20.00 per share for an aggregate purchase price of $4,612,780.00 from Equity VII; and 135,819 and 2,565 G Shares, respectively, at a purchase price of $20.00 per share for an aggregate purchase price of $2,767,680.00 from MBO VIII.
Pursuant to the terms of a Purchase Agreement dated February 11, 2005, by and among Stephen G. Shank, on the one hand, and the TCV Funds, on the other hand, TCV V and Member Fund purchased 34,318 and 648 shares of Class B Preferred Stock (“B Shares”), respectively, at a purchase price of $20.00 per share for an aggregate purchase price of $699,320.00. TCV V and Member Fund also purchased 14,690 and 277 G Shares, respectively, at a purchase price of $20.00 per share for an aggregate purchase price of $299,340.00. Pursuant to the terms of a Purchase Agreement dated February 23, 2005, by and among Iris T. Abel, on the one hand, and TCV V and Member Fund, on the other hand, TCV V and Member Fund purchased 6,289 and 119 shares of Common Stock, respectively, at a purchase price of $20.00 per share for an aggregate purchase price of $128,160.00 and 34,550 and 653 B Shares, respectively, at a purchase price of $20.00 per share for an aggregate purchase price of $704,060.00.
On November 9, 2006, TCV V and Member Fund purchased 98,070 and 1,930 shares of Common Stock, respectively from the underwriters of the Company’s IPO at $20.00 per share (“IPO Shares”).
Each E Share converted into 1.040384 shares of Common Stock upon the closing of the Company’s initial public offering (the “IPO”), such that TCV V and Member Fund received 1,372,195 and 25,919 shares of Common Stock, respectively, as a result of such conversion. Each G Share and B Share converted into one (1) share of Common Stock upon the closing of the IPO.
The source of the funds for the acquisition of all of the shares described above by the TCV Funds was capital contributions from their respective partners.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the

Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a), (b). As of the close of business on November 15, 2006, TCV V, Member Fund, Management V and the Members owned, directly and indirectly, an aggregate of 1,958,681 shares as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares(*)
TCV V	1,922,294	12.0%
Member Fund	36,387	Less than 1%
Management V	1,958,681	12.3	%(**)
Mr. Reynolds	1,958,681	12.3	%(**)
Mr. Kimball	1,958,681	12.3	%(**)
Mr. Hoag	1,958,681	12.3	%(**)
Mr. Drew	1,958,681	12.3	%(**)
Mr. Griffith	1,958,681	12.3	%(**)
Mr. Feinberg	1,958,681	12.3	%(**)

(*)	all percentages in this table are based on the (i) 15,365,770 shares of Common Stock of the Company outstanding on September 30, 2006 and as reported on the Company’s 424(b)(1) filed with the Securities and Exchange Commission on October 27, 2006 plus (ii) 600,000 shares purchased by the underwriters in the over-allotment option.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares by the TCV Funds and has the sole power to direct the voting of its respective shares held by the TCV Funds. Management V, as a general partner of the TCV Funds, may also be deemed to have the sole power to dispose or direct the disposition of the shares and held by the TCV Funds and have the sole power to direct the vote of the shares held by the TCV Funds. Management V disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Each of the Members is a Class A member of Management V. Under the operating agreement of Management V, the Members have the shared power to dispose or direct the disposition of the shares held by TCV Funds and the shared power to direct the vote of the shares held by the TCV Funds. Each of the Members disclaims beneficial ownership of the securities owned by TCV Funds except to the extent of their pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock of the Company in the last 60 days.
(d). Not applicable.
(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
REGISTRATION RIGHTS AGREEMENT
Pursuant to the Assignment, Assumption and Joinder Agreement dated December 31, 2004 (“Joinder Agreement”), the TCV Funds became parties to the Second Amended and Restated Rights Agreement dated January 22, 2003 (the “Rights Agreement”) by and between the Company on the one hand and certain other parties on the other hand. Such registration rights include rights to request inclusion of the shares held by the TCV Funds in subsequent offerings initiated by the Company as well as to request of registration of their shares on Forms S-1 and S-3, in all cases subject to certain limitations as set forth in the Rights Agreement. The Company is obligated to pay all expenses (other than underwriting discounts and commissions) incurred in connection with such registrations. The Company has agreed to indemnify the TCV Funds and related persons against certain liabilities under securities laws in connection with the sale of securities under such registrations.
A copy of the Joinder Agreement and the Rights Agreement are attached hereto as Exhibit 2 and 3, respectively and are incorporated by reference herein.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 Joint Filing Agreement
Exhibit 2 Assignment, Assumption and Joinder Agreement dated December 31, 2004
Exhibit 3 Second Amended and Restated Rights Agreement dated January 22, 2003 (incorporated by reference from Exhibit 4.7 to the Capella Education Company’s Registration Statement on Form S-1 filed on April 18, 2005)
Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006

TCV V, L.P.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

HENRY J. FEINBERG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement
Exhibit 2 Assignment, Assumption and Joinder Agreement dated December 31, 2004
Exhibit 3 Second Amended and Restated Rights Agreement dated January 22, 2003 (incorporated by reference from Exhibit 4.7 to the Capella Education Company’s Registration Statement on Form S-1 filed on April 18, 2005)
Exhibit 4 Statement Appointing Designated Filer and Authorized Signatories dated May 1, 2006.

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.10 per share, of Capella Education Company, A Minnesota Corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 22 day of November, 2006.

TCV V, L.P.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JON Q. REYNOLDS JR.

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JAY C. HOAG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

JOHN L. DREW

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

WILLIAM J. G. GRIFFITH IV

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

HENRY J. FEINBERG

By:	/s/ Carla S. Newell

Name: Carla S. Newell
Its: Authorized Signatory

Exhibit 2
EXECUTION COPY
ASSIGNMENT, ASSUMPTION AND JOINDER AGREEMENT
          THIS ASSIGNMENT, ASSUMPTION AND JOINDER AGREEMENT is entered into as of December 31, 2004 (the “Agreement”), by and among Forstmann Little & Co. Equity Partnership — VI, L.P., a Delaware limited partnership (“Equity VI”), Forstmann Little & Co. Equity Partnership — VII, L.P., a Delaware limited partnership (“Equity VII”), and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership (“MBO VIII” and, together with Equity VI and Equity VII, the “Assignors”), Maveron Equity Partners 2000, L.P., a Delaware limited partnership (“Maveron 2000”), Maveron Equity Partners 2000-B, L.P., a Delaware limited partnership (“Maveron 2000B”), MEP 2000 Associates LLC, a Delaware limited liability company (“MEP” and, together with Maveron 2000 and Maveron 2000B, the “Maveron Entities”),and TCV V, L.P., a Delaware limited partnership (“TCV V”) and TCV V Member Fund, L.P., a Delaware limited partnership (“TCV Member” and, together with TCV V, the “TCV Entities”, and together with the Maveron Entities, the “Assignees”).
          WHEREAS, Equity VI owns 2,456,140 shares of Class E Preferred Stock, par value $0.01 per share (the “Class E Preferred”), of Capella Education Company, a Minnesota corporation (the “Company”), which shares are entitled to the benefits of the Class E Convertible Preferred Stock Stock Purchase Agreement, dated April 20, 2000, by and among the Company, Equity VI and the other party thereto (the “Class E Purchase Agreement”), and Equity VII owns 421,536.84 shares of Class G Preferred Stock, par value $0.01 per share (the “Class G Preferred” and, together with the Class E Preferred, the “Preferred Stock”) of the Company and MBO VIII owns 252,923.36 shares of Class G Preferred of the Company, which shares are entitled to the benefits of the Class F Convertible Preferred Stock Stock Purchase Agreement, dated January 31, 2002, by and among the Company, Equity VII, MBO VIII and the other parties thereto, as amended by an Exchange Agreement, dated January 22, 2003, by and among the Company, Equity VII, MBO VIII and the other parties thereto (the “Class F Purchase Agreement” and, together with the Class E Purchase Agreement, the “Company Purchase Agreements”);
          WHEREAS, in connection with the purchase of the Class E Preferred and the Class G Preferred pursuant to the Company Purchase Agreements, each of Equity VI, Equity VII and MBO VIII have entered into that certain Second Amended and Restated Investor Rights Agreement, dated January 22, 2003, (the “Investor Rights Agreement”), and that certain Third Amended and Restated Co-Sale and Board Representation Agreement, dated January 22, 2003 (the “Co-Sale Agreement” and collectively with the Company Purchase Agreements and the Investor Rights Agreement, the “Transaction Documents”);
          WHEREAS, the Assignors have agreed to sell to the Assignees and the Assignees have agreed to purchase from the Assignors 1,614,781 shares of Class E Preferred of the Company and 443,423 shares of Class G Preferred of the Company (the “Transferred Securities”), effective as of the date hereof (the “Effective Date”) on the terms set forth in the Purchase Agreement dated December 8, 2004 by and among the Assignors and Assignees (the “Purchase Agreement”); and
          WHEREAS, the Assignors desire to assign certain rights and delegate certain obligations to the Assignees under the Transaction Documents relating to the Transferred Securities being purchased by the Assignees on the Effective Date and the Assignees desire to become parties to the Transaction Documents with respect to the Transferred Securities being purchased by the Assignees on the Effective Date and to accept such assignment of rights and assume such obligations of the Assignors thereunder with respect to the Transferred Securities being purchased by such Assignee on the Effective Date, as of the Effective Date and upon the terms and conditions set forth herein.
          NOW, THEREFORE, for and in consideration of the mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
     1. The Assignors hereby assign such rights and delegate such obligations to each Assignee under the Investor Rights Agreement with respect to the Transferred Securities being purchased by such Assignee on the Effective Date as are granted to a “Stockholder” and, with respect to TCV V, a transferee of a “Pre-Emptive Purchaser” (as such terms are defined in the Investor Rights Agreement) pursuant to the terms of the Investor Rights Agreement and to the extent that such rights can be assigned and obligations delegated pursuant to the terms of the Investor Rights Agreement, and each Assignee hereby accepts such assignment of rights and assumes such obligations of the Assignors under the Investor Rights Agreement with respect to the Transferred Securities being purchased by such Assignee on the Effective Date, and agrees to execute counterparts of the Transaction Documents, if requested by the Company, in such form as the Company may reasonably require; provided, however, that (i) this paragraph shall not (x) operate as an assignment of any right of any Assignor held by such Assignor as a result of its status as “Equity-VI”, “Equity-VII” or “MBO-VIII” or a “Forstmann Little Entity” (as each such term is defined in the Transaction Documents) or (y) affect the rights under the Investor Rights Agreement of any Assignor in respect of any Shares (as such term is defined in the Investor Rights Agreement) that such Assignor continues to own after the Effective Date other than by virtue of such Assignor’s decreased ownership of Shares such that such Assignor may fail to satisfy any minimum holding requirements under the Investor Rights Agreement (including without limitation, Sections 2.6 and 3.1(ii) thereof) and (ii) the Assignees acknowledge that, pursuant to Section 2.6 of the Investor Rights Agreement, the rights set forth in Section 2 of the Investor Rights Agreement may not be transferred or assigned by a Pre-Emptive Purchaser (as such term is defined in the Investor Rights Agreement) to a transferee of less than 50% of the Conversion Shares (as such term is defined in the Investor Rights Agreement) or the Shares (as such term is defined in the Investor Rights Agreement) or any combination thereof held by such Pre-Emptive Purchaser.
     2. The Assignors hereby assign such rights and delegate such obligations to each Assignee under the Co-Sale Agreement with respect to the Transferred Securities being purchased by such Assignee on the Effective Date as are granted to a “Shareholder,” “Benefiting Shareholder” and “Co-Sale Shareholder” (as each such term is defined in the Co-Sale Agreement) pursuant to the terms of the Co-Sale Agreement and to the extent that such rights can be assigned and obligations delegated pursuant to the terms of the Co-Sale Agreement, and each Assignee hereby accepts such assignment of rights and assumes such obligations of the Assignors under the Co-Sale Agreement with respect to the Transferred Securities being purchased by such Assignee on the Effective Date, and agrees to execute counterparts of the Co-Sale Agreement, if requested by the Company, in such form as the Company may reasonably require; provided, however, that this paragraph shall not (i) operate as an assignment of any right of any Assignor held by such Assignor as a result of its status as “Equity-VI”, “Equity-VII” or “MBO-VIII” or a “Forstmann Little Entity” (as each such term is defined in the Transaction Documents) or (ii) affect the rights under the Co-Sale Agreement of any Assignor as a “Shareholder,” “Co-Sale Shareholder” or “Benefiting Shareholder” (as each such term is defined in the Co-Sale Agreement) in respect of any shares of Capital Stock (as such term is defined in the Co-Sale Agreement) that such Assignor continues to own after the Effective Date.
     3. Equity VI hereby agrees to share its rights and delegate its corresponding obligations to each Assignee under Section 7.5 of the Class E Purchase Agreement with respect to the Transferred Securities being purchased by such Assignee on the Effective Date to the extent that such rights can be so shared and obligations delegated pursuant to the terms of the Class E Purchase Agreement, and each Assignee hereby accepts such assignment of rights and assumes such obligations of Equity VI under Section 7.5 of the Class E Purchase Agreement with respect to the Transferred Securities being purchased by such Assignee on the Effective Date, and agrees to execute counterparts of the Class E Purchase Agreement, if requested by the Company, in such form as the Company may reasonably require; provided, however, that this paragraph shall not (i) operate as an assignment of any right of Equity VI held by it as a result of its status as “Equity-VI” (as such term is defined in the Transaction Documents) or (ii) affect the rights under Section 7.5 of the Class E Purchase Agreement of Equity VI for so long as Equity VI owns at least the number of shares of Class E Preferred set forth in the preamble of such section.
     4. Equity VII and MBO VIII hereby agree to share their rights and delegate their corresponding obligations to each Assignee under Section 7.5 of the Class F Purchase Agreement with respect to the Transferred Securities being purchased by such Assignee on the Effective Date to the extent that such rights can be so shared and obligations delegated pursuant to the terms of the Class F Purchase Agreement, and each Assignee hereby accepts such assignment of rights and assumes such obligations of Equity VII and MBO VIII under Section 7.5 of the Class F Purchase Agreement with respect to the Transferred Securities being purchased by such Assignee on the Effective Date, and agrees to execute counterparts of the Class F Purchase Agreement, if requested by the Company, in such form as the Company may reasonably require; provided, however, that (i) this paragraph shall not operate as an assignment of any right of either Equity VII or MBO VIII held by Equity VII or MBO VIII as a result of its status as “Equity-VII” or “MBO-VIII” or a “Forstmann Little Entity” (as each such term is defined in the Transaction Documents) or (ii) affect the rights under Section 7.5 of the Class F Purchase

Agreement of Equity VII or MBO VIII for so long as Equity VII or MBO VIII own at least the number of shares of Class G Preferred set forth in the preamble of such section.
     5. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws thereof.
     6. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.
[Signature Page to Follow]

EXECUTION COPY
          IN WITNESS WHEREOF, the undersigned have executed this Agreement effective as of the date first written above.

TRANSFEREES:

MAVERON EQUITY PARTNERS 2000, L.P.

By: MAVERON GENERAL PARTNER 2000 LLC

By:

Name:

Title:

MAVERON EQUITY PARTNERS 2000-B, L.P.

By: MAVERON GENERAL PARTNER 2000 LLC

By:

Name:

Title:

MEP 2000 ASSOCIATES LLC

By: MAVERON LLC

By:

Name:

Title:

TCV V, L.P.
a Delaware Limited Partnership

By:	Technology Crossover Management V, L.L.C.,
Its:	General Partner

By:

Name:

Title:	Attorney in Fact

c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
Attention: Carla Newell

TCV V MEMBER FUND, L.P.
a Delaware Limited Partnership

By:	Technology Crossover Management V, L.L.C.,
Its:	General Partner

By:

Name:

Title:	Attorney in Fact

c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
Attention: Carla Newell

TRANSFERORS:

FORSTMANN LITTLE & CO.
EQUITY PARTNERSHIP-VI, L.P.

By:	FLC XXXII PARTNERSHIP, L.P.,
its General Partner

By:

Name:

Title:

FORSTMANN LITTLE & CO.
EQUITY PARTNERSHIP-VII, L.P.

By:	FLC XXXII PARTNERSHIP, L.P.,
its General Partner

By:

Name:

Title:

FORSTMANN LITTLE & CO.
SUBORDINATED DEBT AND EQUITY
MANAGEMENT BUYOUT
PARTNERSHIP-VIII, L.P.

By:	FLC XXXIII PARTNERSHIP, L.P.,
its General Partner

By:

Name:

Title:

Exhibit 4
STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORIES,
MAY 1, 2006
     Each of the entities listed on Schedule A attached hereto (each a “Reporting Entity”) and each party listed on Schedule B attached hereto (each a “Reporting Equity Holder”; together with the Reporting Entities, the “Reporting Persons”) hereby authorizes and designates Robert C. Bensky and Carla S. Newell (the “Designated Filer”), for so long as each is employed by TCMI, Inc. or its affiliates, to prepare and file on behalf of such Reporting Person individually, or jointly together with other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission or with any regulatory body, including United States federal, state and self-regulatory bodies, with respect to the Reporting Person’s ownership of, or transactions in, the securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).
     Each Reporting Person hereby further authorizes and designates Robert C. Bensky and Carla S. Newell (each, an “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or an Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.
     The authority of the Designated Filer and each Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with any United States federal or state law or with any regulations promulgated thereto.

EXHIBIT A
TCV V, L.P.
Technology Crossover Management V, L.L.C.
TCV Member Fund, L.P.
TCV VI, L.P.
Technology Crossover Management VI, L.L.C.

EXHIBIT B
Jay C. Hoag
Richard H. Kimball
John Drew
Jon Q. Reynolds
William J.G. Griffith IV
Robert W. Trudeau
Henry J. Feinberg
Gregory S. Stanger

          IN WITNESS WHEREOF, the undersigned has caused this Statement Appointing Designated Filer and Authorized Signatories to be effective as of May 1, 2006.

REPORTING PERSONS:

May 1, 2006	TCV V, L.P.,
a Delaware Limited Partnership

	By:	Technology Crossover Management V, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	/s/ Jay C. Hoag

Jay C. Hoag, Member

May 1, 2006	Technology Crossover Management V, L.L.C.,
a Delaware Limited Liability Company,

	By:	/s/ Jay C. Hoag

Jay C. Hoag, Member

May 1, 2006	TCV Member Fund, L.P.,
a Delaware Limited Partnership

	By:	Technology Crossover Management V, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	/s/ Jay C. Hoag

Jay C. Hoag, Member

May 1, 2006	TCV VI, L.P.,
a Delaware Limited Partnership

	By:	Technology Crossover Management VI, L.L.C.,
a Delaware Limited Liability Company,
Its General Partner

	By:	/s/ Jay C. Hoag

Jay C. Hoag, Member

May 1, 2006

/s/ Jay C. Hoag
Jay C. Hoag

May 1, 2006

/s/ Richard H. Kimball
Richard H. Kimball

May 1, 2006

/s/ Jon Q. Reynolds
Jon Q. Reynolds

May 1, 2006

/s/ John L. Drew
John L. Drew

May 1, 2006

/s/ William J.G. Griffith
William J.G. Griffith

May 1, 2006

/s/ Robert W. Trudeau
Robert W. Trudeau

May 1, 2006

/s/ Gregory S. Stanger
Gregory S. Stanger

May 1, 2006

/s/ Henry J. Feinberg
Henry J. Feinberg